EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30	For the Year Ended December 31
	2016	2015	2014	2013	2012	2011
(In millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Net Income (Loss)	$(381)	$578	$213	$375	$755	$856
Interest and other charges, before reduction for amounts capitalized and deferred	863	1,132	1,073	1,016	1,001	1,008
Capitalized interest	(51)	(68)	(69)	(75)	(72)	(70)
Provision for income taxes (benefits)	334	315	(42)	195	545	566
Interest element of rentals charged to income(1)	57	78	83	96	136	150
Earnings as defined	$822	$2,035	$1,258	$1,607	$2,365	$2,510

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$863	$1,132	$1,073	$1,016	$1,001	$1,008
Interest element of rentals charged to income(1)	57	78	83	96	136	150
Fixed charges as defined	$920	$1,210	$1,156	$1,112	$1,137	$1,158

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	0.89	1.68	1.09	1.45	2.08	2.17

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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